Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following are slides comprising an investor presentation that was first given on March 5, 2008.

February 2008 Investor Presentation

Slide 2
Disclaimer
This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offer for Rio
Tinto Ltd and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Information about Rio Tinto is based on public information which has not been independently verified.
Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s and Alcan's filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31,
2006 and Alcan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the
listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
BHP Billiton Offer for Rio Tinto

Slide 3
Disclaimer (continued)
None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP
Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the
“Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Ltd Shares
BHP Billiton Ltd is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Ltd Offer. Accordingly, Rio Tinto Ltd shareholders should carefully consider the following:
The Rio Tinto Ltd Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Ltd Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Ltd otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.
BHP Billiton Offer for Rio Tinto

BHP BILLITON
CHINA SHENHUA ENERGY**
VALE
RIO TINTO*
XSTRATA
ANGLO AMERICAN
MMC NORILSK NICKEL **
BARRICK GOLD
ALUMINUM CORP.OF CHINA**
FREEPORT-MCMOR.CPR.& GD.
ANGLO PLATINUM
ALCOA
SOUTHERN COPPER
CHINA COAL ENERGY**
GOLDCORP
NEWMONT MINING
IMPALA PLATINUM
EURASIAN NATURAL RESOURCES
FORTESCUE METALS GP
GRUPO MEXICO

bhpbilliton

Slide 4
The largest mining company by market capitalisation
US$B
Market Capitalisation as at 31 January 2008
0
20
40
60
80
100
120
140
160
180
200
220
*Rio Tinto Market Cap = Market Cap of Rio Tinto Plc + 62.6% of Market Cap of Rio Tinto Ltd (due to Rio Tinto
Plc’s approximate 37.4% holding of Rio Tinto Ltd, as per www.riotinto.com/investors/590 data
book.asp)
**Market value may be unreliable due to a high percentage of non free-float shares.
Sources: Investments and Value Management, Datastream, Bloomberg

Slide 5
Structure driven by customer needs
Petroleum
Energy Coal
Metallurgical Coal Manganese
Iron Ore
Stainless Steel Materials
Base Metals
Aluminium
Diamonds & Spec Prod
Note: Location of dots indicative only

Slide 6
Core strategy is unchanged
Focus on value creation
• People
• Run current assets at
full potential
• Accelerate development
projects
• Create future options
People
‘Licence to Operate’
World Class Assets
The BHP Billiton Way
(Value Added Processes)
Financial Strength
and Discipline
Project Pipeline
Growth
Options
People
‘Licence to Operate’
World Class Assets
The BHP Billiton Way
(Value Added Processes)
Financial Strength
and Discipline
Project Pipeline
Growth
Options

Slide 7
Highlights – Half year ended December 2007
• Strong operating and financial results
• Cost control focus is yielding excellent results
• Project delivery – first production from seven new projects
• Healthy volume growth from new production expected in FY 2008
• A further four projects approved
• Interim dividend increased 45% to 29 US cents per share
• Longer term fundamentals remain strong

Slide 8
2006
% Change
Underlying EBIT by Customer Sector Group
2007 Half year ended December (US$m)
Petroleum 1,972 1,612 +22
Aluminium 680 840 -19
Base Metals (including Uranium) 3,367 2,889 +17
Diamonds & Specialty Products 72 78 -8
Stainless Steel Materials 799   1,427 -44
Iron Ore 1,673 1,404 +19
Manganese 431 105 +311
Metallurgical Coal 523 657 -20
Energy Coal 277 242 +15
Group & Unallocated Items
(1)
(171) (120)
BHP Billiton (Total) 9,623 9,134 +5
(1)  Includes Technology

Slide 9
Declining rate of cost increase
H1 FY2005 and H2 FY2005 are shown on the basis of UKGAAP.
Other periods are calculated under IFRS. All periods excluded third party trading.
4.0%
2.2%
3.0%
1.7%
5.5%
8.4%
5.9%
4.5%
4.3%
5.8%
6.7%
5.6%
4.9%
3.9%
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
H1 FY2005 H2 FY2005 H1 FY2006 H2 FY2006 H1 FY2007 H2 FY2007 H1 FY2008
Total
Excl Non-Cash
Operating cost increase relative to preceding half year

Slide 10
Outlook – long term fundamentals strong, shorter term more fluid
0
1,000
2,000
3,000
4,000
5,000
India China
40
42
44
46
48
50
52
54
56
58
Jan-07 Apr-07 Jul-07 Oct-07
Gross domestic product (US$bn) ISM purchasing manufacturers index
Source: International Monetary Fund Source: Thomson Financial

Slide 11
China’s growth driven by domestic demand… Asian export
markets more important than the US
0
5
10
15
20
25
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007F
Consumption Investment Inventories Net Exports
Source:  CEIC Data Co. Ltd (February 2008), BHP Billiton Estimates for CY2007
Composition of Chinese GDP
(RMB trillions)
Destination of Chinese exports
24%
46%
21%
9%
Europe
Other
North
America
Asia

Slide 12
Can Chinese consumption growth offset the shorter term slow
down in the US?
0
10
20
30
40
50
60
70
80
90
100
Iron Ore Copper Energy
China India USA Europe
Share of Consumption
(2007, %)
China Share of Incremental Demand
(1997-2007, %)
0
10
20
30
40
50
60
70
80
90
100
Iron Ore Copper Energy
Sources of data:  CRU Quarterly Reports (January 2008); IISI – Steel Statistical Yearbook (December 2007);
BP Statistical Review of World Energy June 2007

Slide 13
A unique balance across high margin CSM, non ferrous
and energy commodities
0% 10% 20% 30% 40% 50% 60% 70% 80%
Diamonds
Aluminium
Nickel
Copper
Ag/Pb/Zn
Energy Coal
Petroleum
Met Coal
Manganese
Iron Ore
Note:  EBITDA margin excludes third party trading.
EBITDA excluded third party trading and Group and Unallocated.
EBITDA margin H1 FY 2008 EBITDA H1 FY 2008
(Total = US$11.4bn)
CSM
Energy
Non Ferrous
Other
49%
24%
26%
1%
Non Ferrous
CSM
Energy
Other

Slide 14
Future growth from high quality opportunities
Future Options
2010
2008
As at 6 February 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
Feasibility
Execution
Scarborough
SSM
Petroleum D&SP
Energy Coal
Aluminium
Iron Ore Base Metals
Met Coal
Manganese
CSG
2013
Guinea
Alumina
Samarco 4
Nimba
Worsley
E&G
Pyrenees
Samarco
Perseverance
Deeps
Navajo
Sth
Ekati
Canadian
Potash
Thebe
Browse
LNG
WA Iron Ore
Quantum 2
CW Africa
Exploration
CW Africa
Exploration
Goonyella
Expansions
GEMCO
Exp
CMSA
Pyro Expansion
Olympic Dam
Expansion 1
Puma
Puma
CMSA Heap
Leach 2
Olympic Dam
Expansion 2
Olympic Dam
Expansion 3
Neptune
Shenzi
WA Iron Ore
RGP 4
NWS
T5
Cliffs
Cerrejon
Opt Exp
Escondida
3rd Conc
Angola
& DRC
Caroona
WA Iron Ore
RGP 5
SA Mn
Ore Exp
Resolution
Corridor
Sands I
Angostura
Gas
NWS
Angel
WA Iron Ore
Quantum 1
Saraji
MKO
Talc
Gabon
Newcastle
Third Port
Alumar
Atlantis
North
Yabulu
Klipspruit
Kipper
GEMCO
Zamzama
Phase 2
Macedon
Maruwai
Stage 1 Turrum
Neptune
Nth
CMSA Heap
Leach 1
Knotty
Head
Eastern
Indonesian
Facility
Red Hill
UG
Kipper
Ph 2
NWS CP
Corridor
Sands II
Wards
Well
RBM
Daunia
Boffa/Santou
Refinery
Peak Downs
Exp
Shenzi
Nth
Maya
Nickel
DRC
Smelter
Mad Dog
SWR
KNS
Exp
Cannington
Life Ext
Hallmark
Blackwater
UG
NWS
WFG
Kennedy
Douglas-
Middelburg
NWS Nth
Rankin B
Mt Arthur
Coal UG
Bakhuis
Maruwai
Stage 2

Slide 15
Development spend in high margin businesses
Note: Represents pipeline projects in execution, feasibility does not include pre-feasibility projects.
EBITDA margins for business in 12 months to 31 December 2007 not for individual projects.
EBITDA margin excluded third party trading.
Source: BHP Billiton estimates.
0%
10%
20%
30%
40%
50%
60%
70%
80%
Petroleum Iron Ore Aluminium
Development pipeline capex
(Total US$16.1bn)
EBITDA margins
(12 months to December 2007)
Petroleum
Aluminium
Iron Ore
Other
24%
33%
28%
15%

Slide 16
Strong cash flow - delivering value to shareholders
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
H1 H2
0
1500
3000
4500
6000
7500
9000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Available Cash Flow
(US$m)
Available Cash Flow
(US$m)
Organic Growth¹
(US$m)
Return to Shareholders²
(US$m)
(1) Capital and Exploration FY expenditures (exclude acquisitions).
(2) Dividends paid and share buy-backs.
(3) FY2005, FY2006, FY2007 and H1 FY2008 have been calculated on the basis of the IFRS.
Prior periods have been calculated on the basis of UKGAAP.
0
1500
3000
4500
6000
7500
9000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008

Slide 17
Summary
• Continued excellent operating and financial results
• Unique portfolio balance provides stability
• Project pipeline and global footprint to support future growth
• Longer term outlook for global growth remains robust

BHP Billiton’s offer to acquire Rio Tinto

Slide 19
Background to the offer
• Early 2007:  BHP Billiton discussed a merger of equals. This concept was rejected by Rio Tinto
• 1 November 2007:  BHP Billiton made a confidential proposal to combine the companies.  Rio Tinto rejected the proposal and refused to enter discussions
• 8 November 2007:  BHP Billiton confirmed it had approached Rio Tinto with a proposal
• 12 November 2007:  BHP Billiton announced the proposal following market speculation.
Since then:
– Global roadshow has indicated a clear understanding of the industrial logic of the combination
– Rio Tinto has refused to engage to discuss the proposal
• 21 December 2007:  BHP Billiton required to “put up or shut up” by 6 February 2008
• 1 February 2008:  Chinalco acquires a c.12% stake in Rio Tinto plc
• 6 February 2008:  BHP Billiton announced offers for all of the outstanding shares of Rio
Tinto
BHP Billiton Offer for Rio Tinto

Slide 20
BHP Billiton offer for Rio Tinto
Rio Tinto plc Offer:
• Rio Tinto plc shareholders will receive 3.4 BHP Billiton shares for every Rio Tinto plc share held
– 80% in BHP Billiton Plc shares
– 20% in BHP Billiton Ltd shares
• Separate US offer (which forms part of the Rio Tinto plc Offer) to:
– US resident shareholders of Rio Tinto plc shares
– All holders of Rio Tinto plc ADRs
• UK CGT rollover relief expected to be available for UK resident shareholders accepting the Rio
Tinto plc Offer if there are approximately 70% acceptances under the Rio Tinto plc Offer
Rio Tinto Ltd Offer:
• Rio Tinto Ltd shareholders will receive 3.4 BHP Billiton Ltd shares for every Rio Tinto Ltd share held
• If compulsory acquisition is reached in the Rio Tinto Ltd Offer, then Australian CGT rollover relief is expected to be available for Australian resident shareholders accepting the Rio Tinto Ltd
Offer (a)
With a “mix and match” facility
Notes:
a) To reach the compulsory acquisition thresholds in respect of Rio Tinto Ltd, some or all of the Rio Tinto plc holding in Rio Tinto Ltd will need to be accepted into the Rio Tinto Ltd Offer by Rio Tinto plc or ASIC will need to provide relief from the Australian Corporations Act.  ASIC has indicated that it would consider an application for this relief, if it becomes apparent that the Rio Tinto plc holding is having a clear defensive effect.
BHP Billiton Offer for Rio Tinto

Slide 21
BHP Billiton offer for Rio Tinto
• Offers are inter-conditional
• Subject to pre-conditions relating to certain anti-trust clearances in the EU, the US,
Australia, Canada and South Africa and FIRB approval in Australia
• Conditional on more than 50% acceptances in respect of publicly-held shares
• Subject to BHP Billiton shareholder approval and other terms and conditions set out in the offer announcement
• Maintenance of BHP Billiton’s progressive dividend policy
• Proposed initial share buyback of up to US$30bn following completion if the offer is successful (a)
– Buyback and any refinancing of Rio Tinto’s borrowings to be funded through a combination of a US$55bn committed bank financing facility, cash flow from operations, asset disposal proceeds and, if required, debt financing
• Target single A credit rating
• DLC structure maintained
Notes:
a) i.e. if BHP Billiton acquires 100% of the shares in Rio Tinto Limited and Rio Tinto plc on the 3.4:1 offer terms announced offer terms.
BHP Billiton Offer for Rio Tinto

Slide 22
Unlocking value – Why a combination with Rio Tinto?
• Combined entity will have a unique portfolio of tier 1 assets
– Enhanced ability to optimise and high-grade portfolio
– Greater diversity and reduced value at risk
– Combination makes sense in both a rising and a falling market
• Uniquely positioned to meet the growing demands of the global economy – largely driven by
China growth
• Expected material quantifiable synergies and financial benefits unique to this combination (a)
– US$1.7bn nominal per annum from cost savings
– US$2.0bn additional nominal per annum primarily from volume acceleration
– Other combination benefits
• Broader stakeholders will benefit
– Customers – more product, more quickly and more efficiently
– Communities, employees and developing countries
Notes:
a) Estimated incremental EBITDA based on publicly available information. To be read in conjunction with the notes in Appendix IV of BHP Billiton’s announcement dated 6-Feb-2008. Full run rate synergies expected by year 7.
BHP Billiton Offer for Rio Tinto

Slide 23
Indicative timetable
Event Date
Satisfaction of regulatory approval pre-conditions Second half of 2008
Posting of offer documents for Rio Tinto plc Offer and
Rio Tinto Ltd Offer to shareholders
Day 0
(Within 28 days after the pre-conditions
are satisfied)
Last date for fulfilment of minimum acceptance condition in Rio Tinto plc Offer
Day 60
Last date for fulfilment of all conditions to the Rio Tinto plc Offer and all conditions to the Rio Tinto Ltd Offer (because offers are inter-conditional)
Day 81
First date for delivery of consideration under the offers Within 14 days after the offers become wholly unconditional
BHP Billiton Offer for Rio Tinto

Appendix

Slide 25
2006
2007
Financial highlights
Half year ended December (US$m)
Revenue 25,539 22,113 +15
Underlying EBITDA 11,167 10,494 +6
Underlying EBIT 9,623 9,134 +5
Attributable profit (excluding exceptionals) 5,995 6,168 -3
Attributable profit 6,017 6,168 -2
Net operating cash flows 7,870 7,116 +11
EPS (excluding exceptionals) (US cents) 106.8 103.9 +3
Dividends per share (US cents) 29 20 +45
% Change

Slide 26
Cash flow
Operating cash flow and dividends
(1)
11,600 10,188
Net interest paid (313) (231)
Tax paid
(2)
(3,417) (2,841)
Net operating cash flow 7,870 7,116
Capital expenditure (3,753) (3,466)
Exploration expenditure (598) (312)
Purchases of investments (153) (31)
Proceeds from sale of fixed assets & investments 134 298
Net cash flow before dividends and funding 3,500 3,605
Dividends paid
(3)
(1,571) (1,122)
Net cash flow before funding & buy-backs 1,929 2,483
2007 2006 Half year ended December (US$m)
(1) Operating cash flow includes dividends received.
(2) Includes royalty related taxes paid.
(3) Includes dividends paid to minority interests.

Slide 27
Return on capital and margins
(1) H1 2008 is calculated on an annualised basis.
(2) FY2005, FY2006, FY2007 and H1 2008 are shown on the basis of Underlying EBIT.
Prior periods are calculated under UKGAAP. All periods excluded third party trading.
35%
38%
30%
44%
48%
44%
29%
21%
13%
11%
40%
30%
24%
20%
0%
10%
20%
30%
40%
50%
60%
FY 2002 FY 2003 FY 2004 FY 2005 FY 2006 FY 2007 H1 2008
Return on Capital EBIT Margin
(2) (1)

Slide 28
2006 % Change
Underlying EBIT by Customer Sector Group
2007
Half year ended December (US$m)
• Record half year EBIT
• Record half year production from global continuing
operations
• Cash costs flat with comparative half
• Three major new projects on line in first half: Stybarrow,
Atlantis and Genghis Khan
• Exploration – successful drilling of Thebe and acreage
captured in Gulf of Mexico and Falklands
Shenzi
Petroleum 1,972 1,612 +22.3

Slide 29
2006 % Change
Underlying EBIT by Customer Sector Group
2007
• Production at record levels
• Softer prices for metals and cost impacted by weaker US$
• South African power situation will impact metal production
Half year ended December (US$m)
• Record copper concentrate production
• Contribution of 96,000 tonnes from new projects
• Olympic Dam pre-feasibility study progressing well
Mozal
Olympic Dam
• Production and sales volumes improved second quarter
• Ravensthorpe ramping up as expected
Nickel West
Aluminium 680 840 -19.0
Base Metals 3,367 2,889 +16.5
Stainless Steel Materials 799 1,427 -44.0

Slide 30
2006 % Change
Underlying EBIT by Customer Sector Group
2007 Half year ended December (US$m)
• Record Half Year EBIT
• Record production and shipments
• RGP3 commissioned and RGP4 on schedule
• Record production and shipments
• Groote Eylandt expansion approved lifting capacity to
4.2mtpa of ore and concentrate
• Record shipments benefiting from expanded Hay Point Terminal
• EBIT impacted by lower prices
• Severe flooding in Queensland will impact production
TEMCO
BMA
Mount Newman
Metallurgical Coal 523 657 -20.4
Manganese 431 105 +310.5
Iron Ore 1,673 1,404 +19.2

Slide 31
2006 % Change
Underlying EBIT by Customer Sector Group
2007
• Higher export prices driven by strong demand
• Record annual production at Hunter Valley and Cerrejon
• Approval of Klipspruit (+1.8mtpa export coal) and Newcastle third port
Half year ended December (US$m)
BECSA
• Koala Underground completed ahead of schedule and
budget
• Increased exploration activity on diamond targets in
Angola and potash opportunity in Canada
Ekati
Energy Coal 277 242 +14.5
Diamonds & Specialty Products 72 78 -7.7

Slide 32
0%
10%
20%
30%
40%
50%
60%
70%
Petroleum Aluminium Base Metals Diamonds
& Specialty
Products
Stainless
Steel
Materials
Iron Ore Manganese Met Coal Energy
Coal
2005 2006 2007 H1 2008
EBIT margin
(1)
by Customer Sector Group
(1) All periods excluded third party trading.

Slide 33
Underlying EBIT analysis
Half year ended Dec 2007 vs Dec 2006
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000
12,000
Dec-06 Net Price Volume Exchange Inflation Cash Costs Non Cash
Costs
Exploration
& Bus. Dev
Other Dec-07
US$m
9,134
1,635
461
(506)
(206)
(199)
(61)
(222)
(413)
9,623
(1) Including $154m of price-linked costs impact.
(2) Including $324m due to increase in volume from new operations.
(1) (2)

Slide 34
-250
-150
-50
50
150
250
350
450
Impact of major volume changes
Half year ended Dec 2007 vs Dec 2006
US$m
Total volume (1)
variance US$461
million
Copper
387
Met
Coal
83
Iron
Ore
81
Aluminium/
Alumina
44
D&SP
24
Energy
Coal
(9)
Petroleum
(25)
Nickel
(226)
Other
102
(1) Volume variances calculated using previous year margin and including $324m due to increase in volume from new operations.

Slide 35
Impact of major commodity price
Half year ended Dec 2007 vs Dec 2006
-200
-100
0
100
200
300
400
500
Total price variance US$1,635 million (1)
US$m
Petroleum
466
Base
Metals
350
Manganese
346
Iron Ore
333
Energy
Coal
308
SSM
97
Diamonds
(23)
Aluminium
(44)
Met Coal
(198)
(1) Including $154m of price-linked costs impact.

Slide 36
Developing world metals demand to show significant growth
US$ expenditure
(per capita)
10
20
30
40
50
GDP per capita (US$’000)*
10 20 30 40
Aluminium
Copper
Iron Ore
Coking Coal
* 1 January 2008 real US dollars
Sources of data:  CRU Quarterly Reports (January 2008); Brook Hunt Aluminium Metal Service (February 2008); IISI – Steel Statistical Yearbook
(December 2007); World Bank (World Development Indicators Online Database, February 2008); BHP Billiton analysis
China: $2,000 per capita

Slide 37
But, the dollar value of oil intensity per capita is 10 times that of non ferrous metals
US$ Expenditure
(per capita)
100
200
300
400
500
GDP per capita (US$’000)*
10 20 30 40
Crude Oil
Aluminium/Copper
China: $2,000 per capita
* 1 January 2008 real US dollars
Sources of data:  CRU Quarterly Reports (January 2008); Brook Hunt Aluminium Metal Service (February 2008); IISI – Steel
Statistical Yearbook (December 2007); World Bank (World Development Indicators Online Database, February 2008);
BP Statistical Review of World Energy June 2007; BHP Billiton analysis

Slide 38
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
5,500
FY02 H1 03 H2 03 H1 04 H2 04 H1 05 H2 05 H1 06 H2 06 H1 07 H2 07 H1 08
Petroleum Aluminium Base Metals Iron Ore Met Coal
Manganese Energy Coal SSM Other
China
• Diversification remains for sales into China
• Currently 20% of total company revenues
US$m
431
785
1,075
1,357
371
1,588
Europe
Japan
Other Asia
Nth
America
China
ROW
Australia
2,407
2,946
3,611
3,999
5,293
5,013

Slide 39
But so is Metallurgical coal
• Leading position in the seaborne market
• 100% BMA owned Hay Point limits impact of
infrastructure constraints
• Significant growth options
Iron Ore is an important part of the mix
• Geographic proximity to the growing Asian market
• Record H1 production and shipments
• Plans underway to expand WAIO to 300mtpa by 2015
And Manganese is a significant contributor
• Largest supplier of seaborne manganese ore from high
quality resource base
• Manganese ore and alloy assets operating at record
production levels in a strong demand environment
Broad exposure to carbon steel sector demand
20%
64%
Total Carbon Steel Sector H1 FY 2008
EBIT
(Total = US$2.6bn)
16%
Manganese
Met Coal
Iron Ore

Slide 40
Source: EIA International Energy Outlook 2007
WNA Global Nuclear Fuel Market 2007
Well positioned to meet energy demand regardless of fuel mix
90
100
110
120
130
140
150
160
170
180
2007 2010 2015 2020 2025 2030
Energy Demand
Renewables
Nuclear
Gas
Oil
Coal
2007 = 100
Projected world primary energy demand

Slide 41
China’s copper, nickel, aluminium and iron ore demand
and its percentage share of world demand
‘000 tonnes
Data: CRU Copper Quarterly, January 2008
‘000 tonnes
Data: CRU Nickel Quarterly, January 2008
Data: Brook Hunt Aluminium Metal Service, February 2008
‘000 tonnes
million tonnes
Data: IISI – Steel Statistical Yearbook (Dec. 2007); China Customs data
(www.customs.gov.cn); CRU -
"The Iron Ore Market Service" Interim
Report, December 2007; The Tex Report (February 2008); Iron ore data are seaborne traded, based on import statistics
Copper
Nickel
Aluminium
Iron Ore
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
5%
10%
15%
20%
25%
30%
Chinese refined copper
consumption
% share of world refined copper
consumption (right hand scale)
0
50
100
150
200
250
300
350
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
5%
10%
15%
20%
25%
30%
Chinese primary nickel
consumption
% share of world primary nickel
consumption (right hand scale)
0
50
100
150
200
250
300
350
400
450
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
Chinese iron ore imports
% share of global seaborne iron ore
(right hand scale)
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
5%
10%
15%
20%
25%
30%
35%
Chinese aluminium
consumption
% share of global aluminium
consumption (right hand scale)

Slide 42
China and India account for a major share of world commodity demand
Share of World Commodity Demand - 2007
0%
25%
50%
75%
100%
Other
Europe
Japan
USA
India
China
Notes: Iron ore is demand for seaborne imports.  Steel data are for crude steel production. Coal includes all coal types. Source:  CRU Quarterly Reports (January 2008), Brook Hunt Aluminium Metal Service (February
2008), BP Statistical Review of World Energy June 2007, IISI – Steel Statistical Yearbook (December 2007);
BP Statistical Review of World Energy June 2007

Slide 43
China’s intensity of aluminium use is rising…but it has much further to climb
Aluminium - GDP per capita vs consumption per capita
0
5
10
15
20
25
30
0 5000 10000 15000 20000 25000 30000 35000 40000 45000 50000
GDP/Capita (Jan. 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
Note: Based on a project of similar growth patterns to the other nations shown
Source: World Bank (World Development Indicators Online Database, February 2008); Government
Statistics for Taiwan (www.stat.gov.tw); Brook Hunt Aluminium Metal Service (February 2008)

Slide 44
China’s intensity of copper use is rising…but it has much further to climb
Copper - GDP per capita vs consumption per capita
0
5
10
15
20
0 5000 10000 15000 20000 25000 30000 35000 40000 45000 50000
GDP/Capita (Jan. 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
*Note: Based on a project of similar growth patterns to the other nations shown
Source: World Bank (World Development Indicators Online Database, February 2008); Government
Statistics for Taiwan (www.stat.gov.tw); CRU Copper Quarterly (January 2008)

Slide 45
China’s intensity of steel use is rising…but it has much further to climb
Steel - GDP per capita vs consumption per capita
0
200
400
600
800
1000
1200
0 5000 10000 15000 20000 25000 30000 35000 40000 45000 50000
GDP/Capita (Jan. 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
*Note: Based on a project of similar growth patterns to the other nations shown
Source: World Bank (World Development Indicators Online Database, February 2008); Government
Statistics for Taiwan (www.stat.gov.tw); IISI –
Steel Statistical Yearbook (Dec. 2007)

Slide 46
China’s energy use has far to grow, providing strong opportunities for suppliers of energy raw materials
Energy - GDP per capita vs energy use per capita
0
2
4
6
8
10
0 5000 10000 15000 20000 25000 30000 35000 40000 45000 50000
GDP/Capita (Jan. 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
*Note: Based on a project of similar growth patterns to the other nations shown
Source: World Bank –
World Development Indicators Online Database (February 2008), Government Statistics for Taiwan (www.stat.gov.tw);
BP Statistical Review of World Energy June 2007

Real LME Monthly Price Index (Jan. 2008 = 100)*
Exchange and Producer Stocks (Weeks' Demand)*
Jan-73
Jan-74
Jan-75
Jan-76
Jan-77
Jan-78
Jan-79
Jan-80
Jan-81
Jan-82
Jan-83
Jan-84
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08

bhpbilliton

Slide 47
Inventories remain at historically low levels;
Real LME metal prices are still high
Monthly Real LME Metal Prices and Stocks
0
20
40
60
80
100
120
140
160
180
200
0
2
4
6
8
10
12
14
16
18
20
LME Price Index (left scale)
Stocks (right scale)
Source: Macquarie Capital Securities Research, February 2008.  * London Metal Exchange (LME) prices and stocks of Al, Cu, Zn, Pb, Ni
Stock/consumption ratios very low

Real Annual Cu Price (US$2007 per lb)
1880-1918
1930-1970
1920-1945
1880-2007
1950-2007
1975-2007

bhpbilliton

Slide 48
1920-1945
Great Depression
World War II
High military demand
Investment dries up
Prices collapse
and stagnate
1975-2007
Emerging Market growth
Maturing of Japan
1990: Collapse of USSR
“Re-birth” of US economy
Productivity & IT revolution
“Commodification”
Cost benefits from technology
and economies of scale
China’s long boom
Renewed “call” on
copper resources
Global Copper Prices in 1880-2007
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
1880 1890 1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000
10-Year
Moving
Average
Real Annual
Cu Price
1880-1914
Second Industrial
Revolution & US economic expansion
Electrification
Colonial/imperial raw materials
networks
Rising real prices
Expansion of US
copper mining
Expansion in
African Copperbelt
Expansion in
Chile/Peru
Escondida &
Freeport
Flotation, open-pit
mining and
mechanisation
Flash smelting
Birth of Sx/Ew
WWI
WWII
Twin Oil
Shocks
Collapse
of USSR
Wall
Street
Crash
1920-2007
Sources of data: CRU Quarterly Reports (January 2008, and archives), US Geological Survey – Metal Prices in the US Through 1998
(http://minerals.usgs.gov/minerals), US Bureau of Economic Analysis (US CPI Database)
China’s
Boom
1970s
Oil Shocks
Inflation/recession
Demand slumps
Substitution
LME pricing
Costs and prices
fall from peaks
Vietnam
War
1950-1973
Post-war boom
Japan’s
“economic miracle”
High demand growth
Nationalisation in
Chile,
Peru, Mexico
and Africa
Costs and prices rise
Producer pricing
Korean
War

Slide 49
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
FY 2002 FY 2003 FY 2004 FY 2005 FY 2006 FY 2007 FY 2008
Exploration
Sustaining
Capex
Growth
Expenditure
Capital & exploration expenditure
US$bn
9.9 7.4 6.4 4.3 3.1 3.0 3.2 Total
1.3 0.8 0.8 0.5 0.5 0.3 0.4 Exploration
(1)
1.5 1.4 1.4 1.2 0.8 0.7 0.9 Sustaining & Other
7.1 5.2 4.2 2.6 1.8 2.0 1.9 Growth
2008F 2007 2006 2005 2004 2003 2002 US$ Billion (1) 2008 Forecast includes
US$600m for Petroleum
F

Slide 50
Portfolio management – US$6.1bn of disposals
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
Sale Proceeds
Base Metals D&SP Energy Coal
SSM Petroleum Steel
Other
139
Dec 2007
444
FY 2007
6,146 Total proceeds
845
FY 2002
2,472
FY 2003 (1)
277
FY 2004
1,035
FY 2005
934
FY 2006
US$m
Proceeds from
sale of assets
(1) Includes BHP Steel demerger and BHP Steel loans
(net of cash disposed and costs)
US$m

| | | | | | |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

bhpbilliton

Slide 51
Sanctioned development projects (US$9.6bn)
Sanctioned
Third coal berth capable
of handling an estimated
30 million tpa
End CY10 390
Energy
Coal
Newcastle Third Port (Australia) –
35.5%
Sanctioned
Incremental 1.8 million
tpa export coal
Incremental 2.1 million
tpa domestic
H2 CY09 450
Energy
Coal
Klipspruit – 100%
Sanctioned
Additional 1 million tpa
manganese concentrate
H1 CY09 110 Mn Ore GEMCO (Australia) – 60%
On time and
budget.
Increase system capacity
to 155 million tpa
H1 CY10 1,850 Iron Ore
Western Australia Iron Ore RGP
4  (Australia) – 86.2%
On time and
budget.
7.6 million tpa H1 CY08 590 Iron Ore
Samarco Third Pellet Plant
(Brazil) – 50%
On time and
budget.
2 million tpa Q2 CY09 725 Alumina
Alumar Refinery Expansion
(Brazil) – 36%
Production Capacity
(100%)
Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity Minerals Projects

| | | | | | |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| | | | | | |

bhpbilliton

Slide 52
Sanctioned development projects (US$9.6bn) cont.
On revised
schedule and
budget
150 million cubic feet gas
per day
H1 CY08 46 Gas
Zamzama Phase 2 (Pakistan) –
38.5%
On time and
budget.
LNG processing capacity
4.2 million tpa
Late CY08 350 LNG
North West Shelf  5th Train
(Australia) – 16.67%
On time and
budget.
50,000 barrels and 50
million cubic feet gas per
day
Q1 CY08 405 Oil/Gas Neptune (US) – 35%
Production Capacity
(100%)
Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity Petroleum Projects
On revised
schedule and
budget
45,000 tpa nickel Q1 CY08 556 Nickel Yabulu (Australia) – 100%
On time and
budget.
360,000 tpa nickel ore H1 CY08 139 Nickel Cliffs (Australia) – 100%
Production Capacity
(100%)
Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity
Minerals Projects
(cont’d)

| | | | | | |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

bhpbilliton

Slide 53
Sanctioned development projects (US$9.6bn) cont.
Sanctioned
10,000 bpd condensate
and processing capacity
of 80 million cubic feet
gas per day
CY11 500 Oil/Gas
Kipper (Australia) –
32.5%-50%
On time and
budget.
96,000 barrels of oil and
60 million cubic feet gas
per day
H1 CY10 1,200 Oil/Gas
Pyrenees (Australia) – 71.43%
On time and
budget.
Tie-back to Atlantis South H2 CY09 100 Oil/Gas Atlantis North (US) – 44%
On time and
budget.
100,000 barrels and 50
million cubic feet of gas
per day
Mid CY09 1,940 Oil/gas Shenzi (US) – 44%
On time and
budget.
800 million cubic feet gas
per day and 50,000 bpd
condensate
End CY08 200 Oil/Gas
North West Shelf Angel
(Australia) – 16.67%
Production Capacity
(100%)
Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity
Petroleum Projects
(cont’d)

Slide 54
Development projects in feasibility (US$6.5bn)
3.2 million tpa H2 CY11 1,000 Alumina
Guinea Alumina Project (Guinea) –
33.3%
1 million tpa clean coal End CY08 50 Met Coal
Maruwai Stage 1 (Indonesia) –
100%
6.9 million tpa bauxite H2 CY09 320 Bauxite Bakhuis (Suriname) – 45%
Optimisation of existing
reserve base
H1 CY08 1,000 Energy Coal
Douglas-Middelburg Optimisation
(South Africa) – 84%
5 million tpa clean coal H2 CY10 405 Met Coal Maruwai (Indonesia) – 100%
1.1 million tpa End CY10 1,750 Alumina
Worsley Efficiency and Growth
(Australia) – 86%
Project Capacity
(100%)*
Forecast Initial
Production*
Estimated Share
of Capex*
US$m
Commodity
Minerals Projects
(US$4.7bn)
* Indicative only

Slide 55
Development projects in feasibility (US$6.5bn) cont.
5.7 million tpa saleable coal End CY10 480 Energy Coal
Navajo South Mine Extension
(USA) – 100%
Maintain Nickel West system
capacity
H2 CY13 500 Nickel
Perseverance Deeps (Australia) –
100%
7 million tpa saleable coal End CY10 475 Energy Coal
Mt Arthur Coal UG (Australia) –
100%
Project Capacity
(100%)*
Forecast Initial
Production*
Estimated Share
of Capex*
US$m
Commodity
Minerals Projects
(US$4.7bn)
LNG processing capacity
2.5 million tpa
H2 CY12 600 LNG NWS North Rankin B – 16.67%
Project Capacity
(100%)*
Forecast Initial
Production*
Estimated Share
of Capex*
US$m
Commodity
Petroleum Projects
(US$600m)
* Indicative only

Slide 56
Development projects commissioned since July 2001
Q1 CY04 Q2 CY04 266 299 Products & Capacity Expansion (Australia) – 85%
Q1 CY04 Q1 CY04 33 50 Cerrejon Zona Norte (Colombia) – 33.3%
Q4 CY03 Q4 CY03 464 464 Ohanet (Algeria) – 45%
Q4 CY03 Q2 CY04 411 449 Hillside 3 (South Africa) – 100%
Q4 CY03 Q4 CY03 380 411 Mt Arthur North (Australia) – 100%
Q3 CY03 Q4 CY03 171 181 Area C (Australia) – 85%
Q2 CY03 Q3 CY03 40 40 Zamzama (Pakistan) – 38.5%
Q2 CY01 Q2 CY01 752 775 Antamina (Peru) – 33.75%
Q4 CY02 Q2 CY03 34 50 Bream Gas Pipeline (Australia) – 50%
Q3 CY02 Q3 CY02 543 600 Escondida Phase IV (Chile) – 57.5%
Q3 CY02 Q3 CY02 143 146 San Juan Underground (US) – 100%
Q2 CY02 Q2 CY02 120 138 Tintaya Oxide (Peru) – 99.9%
Q3 CY01 Q3 CY01 114 128 Typhoon (US) – 50%
Mozal 2 (Mozambique) – 47.1%
Project
Q2 CY03 Q4 CY03 311 405
Initial Production Date Our Share of Capex
Actual Budget Actual
US$m
Budget
US$m

Slide 57
Development projects commissioned since July 2001
Q2 CY06 Q1 CY06 188 165
Worsley Development Capital Project (Australia) – 86%
Q4 CY05 Q3 CY05 33 29 Paranam Refinery Expansion (Suriname) – 45%
Oct 2005 Q4 CY05 251 230
Escondida Norte (Chile) – 57.5%
Mid CY05 Mid CY05 100
90.
BMA Phase 1 (Including Broadmeadow) (Australia) – 50%
April 2005 Mid CY05 200
200.
Dendrobium (Australia) – 100%
April 2005 Early CY05 139 146 Panda Underground (Canada) – 80%
Jan 2005 End CY04 337 327 Angostura (Trinidad) – 45%
Q2 CY04 Q2 CY04 80 83 WA Iron Ore Accelerated Expansion (Australia) – 85%
Jan 2005 End CY04 370
368.
Mad Dog (US) – 23.9%
Q4 CY04 Q4 CY04
132 .
132 GoM Pipelines Infrastructure (US) – 22/25%
Q4 CY04 Q4 CY04 101 95 Western Australia Iron Ore RGP (Australia) – 85%
Q4 CY04 Q4 CY04 192 192 ROD (Algeria) – 36%
Mid CY04 Mid CY04 252 247 NWS Train 4 (Australia) – 16.7%
Minerva (Australia) – 90%
Project
Jan 2005 Q4 CY04 157
150.
Initial Production Date Our Share of Capex
Actual Budget Actual
US$m
Budget
US$m

Slide 58
Development projects commissioned since July 2001
Q4 CY07 Q4 CY07 144
(1)
140 Pinto Valley (USA) – 100%
Q4 CY07 Q4 CY07 1,300
(1)
1,300 Western Australia Iron Ore RGP3 (Australia) – 86.2%
Q4 CY07 Q1 CY08 2,079
(1)
2,200 Ravensthorpe (Australia) – 100%
End CY07 End CY07 176 200 Koala Underground (Canada) – 80%
Q2 CY08 Q2 CY08 380
(1)
380 Stybarrow (Australia)- 50%
H2 CY07 H2 CY07 1,630
(1)
1,630 Atlantis South (US) – 44%
H2 CY07 H2 CY07 365
(1)
365 Genghis Khan (US) – 44%
H1 CY07 Mid CY07 140
(1)
100 Blackwater Coal Preparation (Australia) – 50%
Q4 CY06 H2 CY06 88
(1)
88 BMA Phase 2 (Australia) – 50%
Q4 CY06 Q4 CY06 1,100 990 Spence (Chile) – 100%
Q2 CY06 H2 CY06 566 500 Escondida Sulphide Leach (Chile) – 57.5%
Q2 CY06 H2 CY06 501 489 Western Australia Iron Ore RGP2 (Australia) – 85%
Project
Initial Production Date Our Share of Capex
Actual Budget Actual
US$m
Budget
US$m
(1) Actual cost subject to finalisation.

Slide 59
Key net profit sensitivities
US$1/t on iron ore price 60
US$1/bbl on oil price 30
US$1/t on metallurgical coal price 25
USc1/lb on aluminium price 25
USc1/lb on copper price 25
US$1/t on energy coal price 25
USc1/lb on nickel price 2
AUD (USc1/A$) Operations
(2)
65
RAND (0.2 Rand/US$) Operations
(2)
35
(US$m)
Approximate impact
(1)
on FY 2008 net profit
after tax of changes of:
(1)  Assumes total volumes exposed to price.
(2)  Impact based on average exchange rate for the period.